February 2, 2011


U.S. Securities and Exchange Commission 					VIA EDGAR
Division of Investment Management
100 "F" Street NE
Washington D.C. 20549-8629

Re:	Request for Withdrawal
	First Symetra Separate Account S ("Registrant")
	Form N-4 Registration Statements: File Nos. 333-140379

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant, a separate account of First Symetra National Life Insurance Company of New York (the "Company") hereby requests the withdrawal of Registrant's Registration Statement on Form N-4, File No: 333-140379, filed with the U.S. Securities and Exchange Commission (the "Commission") on February 1, 2007 and declared effective May 16, 2007, along with any and all amendments and exhibits thereto (collectively the "Registration Statement").

No securities covered by the Registration Statement were sold or purchased. We have kept the Registration Statement current, but Registrant has decided not to proceed with the offering of the securities covered by the Registration Statement. Please note that this request for withdrawal is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the Company.

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that this request will not be granted.

If you have any questions or comments on the filing, please feel free to contact me at (425) 256-5026 or Jacquie.veneziani@symetra.com.

Sincerely,

/s/ Jacqueline M. Veneziani

Jacqueline M. Veneziani
Associate General Counsel
First Symetra National Life Insurance Company of New York
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

cc:	Michael Murphy, CCO